Exhibit 99.1

GREENBROOK TMS REPORTS Third quarter operational and FINANCIAL RESULTS

November 8, 2022 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its third quarter 2022 (“Q3 2022”) operational and financial results. All values in this press release are in United States dollars, unless otherwise stated.

THIRD QUARTER 2022 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Revenue for Q3 2022, which includes Success TMS (as defined below), increased by 58% to a record high of $20.8 million as compared to the third quarter of 2021 (“Q3 2021”).

•	Quarterly treatment volumes in Q3 2022 increased by 74% to a record high of 95,046 as compared to Q3 2021. Consultations performed in Q3 2022 increased by 156% to a record high of 8,797 as compared to Q3 2021, while new patient starts increased by 87% to 2,848 as compared to Q3 2021. These increases were predominately due to the additional TMS Centers acquired by the Company in connection with the Success TMS acquisition. We believe that these increases in consultations performed and new patient starts provide strong momentum into the fourth quarter of fiscal 2022.

•	Entity-wide regional operating loss was $0.8 million during Q3 2022 as compared to an entity-wide regional operating income of $0.2 million during Q3 2021. The loss increase was primarily attributable to an increase in direct center and regional costs, partially offset by the increase in revenue.

•	Loss for the period and comprehensive loss increased by 386% in Q3 2022 to $16.8 million as compared to Q3 2021. This increase was predominately due to incurring duplicative costs of the combined business subsequent to the acquisition of Success TMS arising from operational synergies not yet executed, increased interest expense, depreciation, and amortization on acquired net assets, loss on extinguishment of loans and the revaluation of equity-based conversion instruments.

•	The Company completed the previously-announced acquisition of Check Five LLC (doing business as “Success TMS”) (“Success TMS”) on July 14, 2022. The Company also concurrently entered into a credit agreement for its previously-announced $75 million secured credit facility with Madryn Asset Management, LP (“Madryn”) and its affiliated entities, drawing down a $55 million term loan at closing on July 14, 2022 (the “Credit Facility”). A portion of the proceeds from the Credit Facility were used to retire existing debt and to enhance the scale and operating capabilities of the Company.

•	We continue to focus on the Spravato® (esketamine nasal spray) roll-out which we believe continues to enhance the profit margins at our TMS Centers. As at September 30, 2022, we had 35 TMS Centers offering Spravato®, up from 25 TMS Centers as at June 30, 2022.

Bill Leonard, President and Chief Executive Officer of Greenbrook, commented:

“As anticipated, the completion of the Success TMS acquisition added significant operating scale and top-line growth to the business, achieving record quarterly consolidated revenue as well as our highest quarterly treatment volumes and consultations performed to date. We are pleased to have aligned shareholder interests to promote the shared goal of building value together with Success TMS through what we believe to be a highly-synergistic transaction. During the quarter, we continued our focus on the integration of the combined business and have executed on the initial phase of planned operational synergies, while continuing to execute on our growth strategy. We are confident in our ability to continue to successfully execute on operational synergies over the next 12 months, removing duplicative costs from our current cost structure as we accelerate our timeline to profitability. We are thrilled to now have access to an even bigger platform to change the lives of so many suffering from mental health disorders.”

SELECTED THIRD QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (unaudited)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Total revenue	20,752,105	13,130,245	48,027,560	38,150,632
Regional operating income (loss)	(849,472)	249,057	(1,958,596)	(321,722)
Loss before income taxes	(16,783,316)	(3,452,023)	(32,140,803)	(18,026,678)
Loss for the year and comprehensive loss	(16,783,316)	(3,452,023)	(32,140,803)	(18,026,678)
Loss attributable to the common shareholders of Greenbrook	(16,361,426)	(3,517,250)	(31,547,258)	(17,919,629)
Net loss per share (basic and diluted)	(0.59)	(0.22)	(1.49)	(1.23)

Note:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

Selected Operating Results

	As at September 30,	As at September 30,	As at December 31,
(unaudited)	2022	2021	2021
Number of active TMS Centers(1)	183	127	147
Number of TMS Centers-in-development(2)	1	4	2
Total TMS Centers	184	131	149
Number of management regions	18	13	15
Number of TMS Devices installed	338	214	234
Number of regional personnel	501	350	386
Number of shared-services / corporate personnel(3)	143	58	44
Number of TMS providers(4)	208	126	135
Number of consultations performed(5)	16,616	10,561	14,108
Number of patient starts(5)	6,474	4,762	6,429
Number of treatments performed(5)	216,151	164,870	226,286
Average revenue per treatment(5)	$222	$231	$231

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS and other mental health services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy and other mental health services from our TMS Centers.
(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“Q3 2022 MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2022 and 2021. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Third Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, the Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on November 9, 2022 to discuss the financial results for the quarter.

Toll Free North America: 1-888-886-7786

Toronto: 416-764-8658

Webcast:

For more information or to listen to the call via webcast, please visit: www.greenbrooktms.com/investors/events.htm.

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website, www.greenbrooktms.com/investors/events.htm.

About Greenbrook TMS Inc.

Operating through 183 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 27,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial and/or operating performance, the Company’s expectations regarding the impact of the continued roll-out of the Spravato® program at additional TMS Centers and its future growth prospects, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s Q3 2022 MD&A and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Selected Consolidated Financial Information

(US$)	Q3 2022 (unaudited)	Q3 2021 (unaudited)	YTD 2022 (unaudited)	YTD 2021 (unaudited)
Total revenue	20,752,105	13,130,245	48,027,560	38,150,632

Direct center and patient care costs	10,207,404	6,911,058	25,193,562	20,125,081
Regional employee compensation	5,081,645	3,115,709	11,918,622	9,170,971
Regional marketing expenses	3,176,159	1,481,272	6,581,059	4,867,188
Depreciation	3,136,369	1,373,149	6,292,913	4,309,114
Total direct center and regional costs	21,601,577	12,881,188	49,986,156	38,472,354
Regional operating income (loss)	(849,472)	249,057	(1,958,596)	(321,722)
Center development costs	215,954	203,929	562,108	667,336
Corporate employee compensation	5,156,259	3,514,477	12,211,803	10,071,740
Corporate marketing expenses	169,653	125,306	394,223	468,139
Other corporate, general and administrative expenses	4,303,486	1,506,181	7,759,607	5,145,650
Share-based compensation	2,762	221,679	315,966	631,011
Amortization	570,648	115,834	985,648	347,500
Interest expense	3,183,165	1,145,337	5,633,165	3,507,436
Loss on extinguishment of loans	2,331,917	–	2,331,917	–
Interest income	–	(3,067)	(12,230)	(5,260)
Forgiveness of loans payable	–	(3,128,596)	–	(3,128,596)
Loss before income taxes	(16,783,316)	(3,452,023)	(32,140,803)	(18,026,678)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(16,783,316)	(3,452,023)	(32,140,803)	(18,026,678)
Income (loss) attributable to non-controlling interest	(421,890)	65,227	(593,545)	(107,049)
Loss attributable to the common shareholders of Greenbrook	(16,361,426)	(3,517,250)	(31,547,258)	(17,919,629)
Net loss per share (basic and diluted)	(0.59)	(0.22)	(1.49)	(1.23)

(US$)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
(unaudited)
Revenue	20,752,105	14,210,309	13,065,146	14,047,452	13,130,245	13,707,212	11,313,175	9,913,552
Regional operating income (loss)	(849,472)	(71,075)	(1,038,049)	43,741	249,057	921,339	(1,492,118)	(2,050,168)
Net loss attributable to common shareholders of Greenbrook	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)
Net loss per share – Basic(1)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)
Net loss per share – Diluted(1)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)

Note:

(1)	The Company has retrospectively presented the number of common shares of the Company (“Common Shares”) and net loss per share calculations reflecting the number of Common Shares following the consolidation of our Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares, which was implemented by the Company effective February 1, 2021.